Corporate Office: 6080 Center Drive, Suite 600, Los Angeles, CA 90045. 310-242-5698. 310-242-6129 (F)

February 15, 2007

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	Wave Wireless Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 24, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006 File No. 0-25356

Dear Mr. Spirgel:

In response to your letter of December 11, 2006, we provide the following responses:

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 7A Pro Forma Financial Statements, page 19

1. We will delete the pro forma condensed consolidated statements of operations for the year ended December 31, 2004, as requested by the Staff.

Revenue Recognition, page 37

2. Our repair and maintenance business consists of selling remanufactured units to customers that send defective units to the Company. We then bill the customer for the contracted amount. Those defective units are repaired by our staff in the United Kingdom and maintained as buffer stock. In this regard, revenue is not recorded under the Company’s revenue recognition policy until such time as (i) ownership of the units and the risk of loss passes to the customer; (ii) no significant obligations remain; and (iii) collection is probable. The Company’s revenue recognition policy is consistent with the requirements for revenue recognition set forth by the Securities and Exchange Commission in Staff Accounting Bulletin (SAB) 104.

In the case of some customers who have pre-paid for their anticipated requirements during the contracted period, the pre-payment is recorded as a liability - deferred revenue - until such time as the Company has shipped the re-manufactured units, thereby satisfying the Company’s revenue recognition criteria. At such time, the Company credits revenue and debits deferred revenue, equal to the contracted amount of the shipped units, consistent with its revenue recognition policy, and SAB 101.

The arrangements with the Company’s customers would not be considered multiple revenue-generating activities, or arrangements containing multiple deliverables or elements, thereby requiring separate units of accounting, as contemplated by EITF 00-21. In this regard, EITF 00-21 assumes that the arrangement has multiple deliverables to be considered within the scope of EITF 00-21. In the case of the Company’s repair and maintenance business, the Company has an obligation to deliver re-manufactured units to its customers, upon receipt of defective units. At such time as the re-manufactured units are shipped, (ownership passes) no significant obligations remain to that customer, and collection is probable - no further deliverables are required as a condition to collection.

3. We intend to delete reference to the outside valuation consultant, and will revise the disclosure to explain the method and assumptions used by management to determine the valuation, as requested by the Staff.

2. Selected Balance Sheet and Statement of Operations Components, page 41

4.  Regarding our inventory activity, at least once a year management of the Company conducted an evaluation of the recoverability of inventory, considering market conditions, historical sales and future sales projections. Specifically, the Company’s staff would conduct an analysis of previous consumption of inventory, and compare the results with the sales forecast provided by the Company’s sales executives, and approved by management. The Company’s staff would then (i) conduct an analysis of inventory requirements using the Company’s material requirements planning (MRP) software system, which would project the inventory necessary to ensure that materials and products are available for production and delivery to customers; and (ii) conduct a probability analysis based on the weighted future undiscounted cash flows associated with the inventory. The results of these analyses were then compared to the inventory’s carrying value to determine if impairment was necessary. A charge to operations would be recorded if the cash flows derived from the inventory are less than the inventory’s carrying value.

Our journal entries with respect to this process is to provide an allowance to reduce the inventories to net realizable value (inventory reserve). We debit cost of sales and credit the inventory allowance account (contra balance sheet account). We retain the gross inventory amounts and related inventory allowance in our accounting records until such time as the inventory is either sold (historically not significant) or is scraped. In accordance with SAB Topic 5BB, we do not reverse previously established inventory allowances (i.e. - inventories, net of the allowances, represent a new historical cost basis).

5.  The $8,252,000 gain in 2004 was recorded as other income in the Company’s Income Statement for the period ending December 31, 2004. This amount principally reflects a gain of $7,500,000 related to a settlement with a original equipment manufacturer under a joint license and development contract, which is described in Note 3, Paragraph (3) to the Company’s Financial Statements contained in its Annual Report on Form 10-K for the year ended December 31, 2005. Under that agreement, the Company was obligated to pay $8.0 million to market certain products manufactured by the manufacturer, which amount was reflected on the Company’s financial statement as a liability. The Company and that manufacturer subsequently entered into a settlement agreement providing for the payment by the Company to the manufacturer of $500,000, resulting in the recognition of $7,500,000 as other income.

The additional $752,000 recorded as other income for the period presented reflects the value of certain accounts payable that were restructured in connection with certain settlements with creditors of the Company. In this regard, certain creditors agreed to accept less than the amount then owed them by the Company, in consideration for the immediate payment to these vendors of a substantially reduced amount. The difference between the amount recorded on the Company’s income statement as an account payable, and the amount actually paid, was then recorded as other income in the period presented.

3. Notes Payable, page 42

6. We considered potential derivative financial instruments associated with our convertible notes and related warrants and determined that none of the features of the convertible notes or warrants required derivative asset or liability accounting. We conducted our analysis as follows:

Detachable Warrants. We evaluated the warrants based upon SFAS 133, Paragraphs 6-9 and determined that the warrants did meet the definition of a derivative. We then determined that the warrants met the scope exception in Paragraph 11 of SFAS 133. Specifically, we determined that the warrants were indexed to the Company’s Common Stock and should be classified in stockholders’ equity. The basis for determining that equity classification was appropriate was based upon an analysis of EITF 00-19, Paragraphs 7-32 (all criteria for equity classification were met).

Embedded Conversion Feature. The Company has assessed the embedded conversion feature within the convertible notes payable under Paragraph 12 of SFAS 133 and determined that bifurcation was not required, as the Common Stock delivered upon conversion did not meet any of the criteria of Paragraphs 7 through 32 of EITF 00-19. (i.e., equity classification was appropriate).

Pursuant to EITF 98-5 and 00-27, the Company determined that the effective conversion price should be used to compute intrinsic value and allocated the proceeds based on the relative values of the convertible debt instrument and options and warrants. The EITF 98-5 model was then applied to the amount allocated to the convertible debt and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion options. The discount on the notes was accreted using the effective interest method through their maturity date.

4. Long-Term Debt, page 43

7. Under the terms of the promissory notes issued to the holder, as replaced by the new note dated November 10, 2005 referenced in the Staff’s comment (together, the “Note”), the Company had the option, in its sole option and election, to make the required payments of principal and interest in cash or shares of the Company’s Common Stock. There was no conversion option associated with these notes. Under Section 1.3 of the Note, if the Company elected to make the required payments in shares of Common Stock, the number of shares of Common Stock to be issued to the holder was equal to the principal and interest amount owed on the applicable installment date divided by ninety percent of the average of the twenty lowest volume weighted average prices of the Company’s Common Stock, as reported on the OTC Bulletin Board, for the applicable determination period. The excess of the fair value of the shares issued over the amount of the related debt payments was recorded as a charge to operations.

5. Stockholders’ Equity, page 44
Preferred Stock, page 44

8. The Company has evaluated the various features of the Preferred Stock and has concluded that, as discussed in SFAS 133, Paragraphs 61(k) and 61(l), it is more akin to an equity instrument. Accordingly, the risks and rewards of the embedded conversion option are considered to be clearly and closely related to the risks and rewards of the host instrument. See Footnote 3 to EITF 05-02, which states, “If the preferred stock is more akin to equity than debt, an equity conversion feature would be clearly and closely related to that host instrument. As a result, in accordance with SFAS 133, Paragraph 12, the embedded conversion option should not be bifurcated.

The Company considered the provisions of EITF 98-5 and 00-27 and, in connection therewith, determined that there was no beneficial conversion feature associated with the Series E, F or G Preferred Stock in that the conversion price per share in all cases was greater than the Common Stock price on the date that the Preferred Stock was issued.

Additionally, there are no warrants associated with these instruments.

Common Stock Warrants, page 51

9.  We evaluated all warrants issued based on the criteria of FAS133 and paragraphs 7-32 of EITF 00-19. All of the criteria of EITF 00-19 were met with regard to equity accounting.

6. Employee Benefit Plans, page 52

10. The Company’s 2004 Equity Incentive Plan (“Plan”) allows for the issuance by the Company of stock options, stock appreciation rights, restricted stock and stock units. To date, the Company has only issued restricted stock under the Plan. Restricted stock issued under the Plan was accounted for based on its fair value. Fair value was determined based on the trading price of the Company’s stock on the date of grant.

7. Restructuring and Other Charges, page 54

11. As requested by the Staff, our inventory markdowns will be reclassified to cost of sales in accordance with EITF 96-9.

12.  The restructuring charges incurred related to a plan adopted by the board of directors in April 2006. As required by Paragraph 20 of SFAS 146, the Company included in Note 7, the following: (i) disclosure regarding the facts and circumstances related to the restructuring plan; (ii) the total cost of each component of the restructuring plan; and (iii) the total amount of costs expected to be incurred in connection with each component of the restructuring plan, including the cumulative total, each in accordance with Sub-Paragraphs a, b and d of Paragraph 20. As requested by the Staff, we intend to provide additional disclosure regarding the line item(s) in the income statement or the statement of activities in which the costs are aggregated, as required by Sub-Paragraph c, and, where applicable, a reconciliation of the beginning and ending liability balances, as required by Sub-Paragraph b(2).

14. Selected Quarterly Financial Data, page 57

13.  We will include a brief analysis of the large fluctuations between fiscal quarters in an amendment to the Form 10-KSB, as requested by the Staff, which analysis is set forth in greater detail in the Company’s quarterly reports filed with the Commission on Form 10-QSB.

Form 10-QSB for the Fiscal Quarter ended June 20, 2006

3. Acquisition, Discontinued Operations and Assets Held for Sale, page 9.

14. On June 30, 2005, WaveRider Communications Inc. (“WaveRider”) sold its interest in WaveRider Communications (Australia) Pty. Ltd. (“WaveRider Australia”) to the Managing Director of WaveRider Australia (the “Buyer”). In conjunction with the sale, WaveRider and the Buyer enter into a share purchase agreement that provides WaveRider with the right to receive a contingent fee from the Buyer equal to 15% of revenues generated by WaveRider Australia over the following 12 months. The terms of the agreement do not provide WaveRider with the ability to control WaveRider Australia or otherwise be involved in the operations of WaveRider Australia.

WaveRider Australia was a wholly owned subsidiary of WaveRider, which in turn is a wholly owned subsidiary of the Company. The operations of WaveRider Australia were independently managed and its operations and cash flows were clearly distinguished, operationally and for financial reporting purposes, from the rest of the reporting entity. Therefore, it was deemed a component of the Company, for purposes of evaluation under SFAS 144 and ETIF 03-13.

Evaluation:

Step 1:	Are continuing cash flows expected to be generated by the ongoing entity?

Yes. Continuing cash flows are being generated from the share purchase arrangement in the form of payments from WaveRider Australia based on its quarterly revenue.

Step 2:	Do the continuing cash flows result from a migration or continuation of activities?

No. The share purchase agreement provides for neither a migration nor a continuation of activities. The revenue-producing activities and cost-generating activities of the component before the disposal transaction were the sale and maintenance of wireless products in the Australian market. The ongoing entity will not continue any of those activities after the disposal transaction; therefore, the cash flows associated with the contingent fee are indirect cash flows. Accordingly, an evaluation of the significance of the continuing cash flows is not necessary. An evaluation of continuing involvement was then performed.

Step 3:	Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

No. The contingent fee arrangement would not provide the ongoing entity with the ability to influence the operating and/or financial policies of the disposed component based on the following:

a.	The contingent fee agreement is not significant to the overall operations of the disposed component.

b.	The extent to which the ongoing entity is involved in the operations of the disposed component is limited to the ability to receive a contingent fee payment.

c.	The rights conveyed by the agreement do not enable the ongoing entity to exert significant influence over the disposed component.

Since the continuing cash flows are considered indirect cash flows and the ongoing entity will not have significant continuing involvement in the operations of the disposed component, classification as a discontinued operation was appropriate.

_________________________________

The Company intends to amend its annual report on Form 10-KSB, for the year ended December 31, 2005, consistent with the above, following the Staff’s review of the Company’s responses.

In conjunction with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel W. Rumsey
Chief Restructuring Officer

cc:	Phil Piser, Aidman Piser & Company
Scott Worthington